October 20, 2000


CONFIDENTIAL

The Board of Directors
JOVUS, LTD.
801 Falmouth Street
Thousand Oaks, CA 91362
Attn: Deborah Kern

     Re: Plan and Agreement of Merger and Reorganization dated September 19 , 2000 between Oak Brook Capital III, Inc., Forte Holdings, Ltd. and Jovus, Ltd.

Ladies and Gentlemen:

     We render herewith our opinion as to certain matters pursuant to the Plan and Agreement of Merger dated September 19, 2000 (the "Plan"), made by and among Oak Brook Capital III, Inc. ("Oak Brook"), Forte Holdings, Ltd. a St. Vincent and the Grenadines corporation (the "Disappearing Corporation") and Jovus, Ltd, a St. Vincent and the Grenadines corporation (the "Surviving Corporation"), involved in the Section 4(2), 4(6) or Regulation D private placement of common shares of Oak Brook (the "Shares"), conducted in compliance with the Securities Act of 1933 (the "Act").

     In rendering our opinion, we have examined and relied upon the following:

     (a) The Articles of Incorporation of Oak Brook filed with the State of Colorado.

     (b) The materials contained in the Plan and Certificates (the "Confidential Documents") concerning the transactions contemplated thereby and the issuance by the Surviving Corporation of up to Thirty-Six Million Three Hundred Fifty-Four Thousand Seven Hundred Eighty-Five (36,354,785) common shares (the "Issued Shares") to the Shareholders of the Surviving Corporation on a pro rata basis;

     (c) The Certificate of Good Standing dated September __, 2000, attached hereto as Exhibit "A" (the "Company's Certificate").

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Page 2
The Board of Directors
October 20, 2000
__________________________


The opinions expressed in subparagraphs three, four, six, seven and nine below, as to factual matters, are given in reliance upon Oak Brook's Securities Certificates and the Certificate of the Board of Directors, attached hereto as Exhibit "B", confirming the fully diluted capitalization of Oak Brook and all of its subsidiaries;

     (d) Such other documents and instruments as we have deemed necessary in order to enable us to render the opinions expressed herein.

     For the purposes of rendering this opinion, we have assumed that no person or entity has engaged in fraud or misrepresentation regarding the inducement relating to, or the execution or delivery of, the documents reviewed. Furthermore, we express no opinion as to the validity of any of the assumptions, form, or content of any financial or statistical data contained in the Confidential Documents. We do not assume any obligation to advise officers, directors, their advisors or representatives of the parties to the Plan, beyond the opinions specifically expressed herein. The terms used in this opinion shall have the meaning ascribed to them in the Plan and other documents relied upon in rendering our opinion. As used in paragraphs five and nine hereof the phrase "of which we have knowledge" means that such knowledge is based solely upon conversations with representatives of Oak Brook and a review of our own files.

     Based upon the foregoing assumptions, our review of the above documents and our reliance, as to factual matters, upon the representations in Oak Brook's Board of Director Certificates, and subject to the qualifications listed herein, we are of the opinion that:

     1. Oak Brook is a duly organized and validly existing corporation under the laws of the State of Colorado, and upon the filing of required state documents with the appropriate authorities, is fully authorized to transact the business in which it is engaged in accordance with the Plan and as described in the Confidential Documents.

     2. The Plan has been duly authorized, executed and delivered and is a valid and binding agreement of Oak Brook, having adequate authorization and having taken all action necessary to authorize the indemnification provisions contained therein; provided, however, that no opinion is rendered as to the validity or enforceability of such indemnification provisions insofar as they are or may be held to be violative of public policy (under either state or federal law) against such types of provisions in the context of the offer, offer for sale, or sale of securities.

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Page 3
The Board of Directors
October 20, 2000
__________________________


     3. The Issued Shares, when transferred, will be validly and legally issued under the laws of the State of Colorado. The Issued Shares, when transferred, will be fully paid and non-assessable.

     4. The Issued Shares, when transferred, will conform in all material respects to all statements concerning them contained in the Confidential Documents.

     5. The consummation of the transactions discussed in the Confidential Documents by Oak Brook will not result in any breach of any of the terms of, or constitute a default under, any mortgage, loan commitment, indenture, deed of trust, agreement or other instrument to which it is a party and of which we have knowledge, or violate, insofar as it is directed to Oak Brook, any order of any court or any federal or state regulatory body or administrative agency having jurisdiction over it or over its property and of which we have knowledge.

     6. To the best of our knowledge after making reasonable inquiry, there is not in existence, pending or threatened any action, suit or proceeding to which Oak Brook is a party, except as set forth in the Confidential Documents, before any court or governmental agency or body, which might, if decided adversely, materially affect the subject matter of the Plan or the financial condition, business or prospects of Oak Brook.

     7. Oak Brook has full power and authority to own its properties and conduct its business as described in the Confidential Documents, including, but not limited to, the full power and authority to transact business in every jurisdiction in which it transacts business.

     8. The disclosures contained in the Confidential Documents, taken together with Surviving Corporation and Disappearing Corporation's offer to the to provide access to additional information, are sufficient to satisfy the "information requirements" of the registration exemptions under the Securities Act of 1933, as amended, assuming the receipt by Oak Brook of a copy of the Confidential Documents.

     9. Based upon Oak Brook's Certificate, we are unaware of any legal or governmental proceedings required to be described in the Confidential Documents which are not described therein or any contracts or documents of any character required to be described in the Confidential Documents which are not described as required.

     Nothing herein shall constitute an opinion as to the laws of any state or jurisdiction other

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Page 4
The Board of Directors
October 20, 2000
__________________________


than the laws of the State of Colorado and federal law regardless of the selected choice of law stated in any document discussed in this letter.

     Our opinion is limited to the specific opinions expressed above. No other opinions are intended to be inferred therefrom. This opinion is addressed to and is for the benefit solely of the Board of Directors, and no other person or persons shall be furnished a copy of this opinion or are entitled to rely on the contents herein without our express written consent; provided, however, that counsel to Surviving Corporation shall be entitled to rely on this opinion. In the event that any of the facts are different from those which have been furnished to us and upon which we have relied, the conclusions as set forth above cannot be relied upon.

     The opinions contained in this letter are rendered as of the date hereof, and we undertake no, and hereby disclaim any, obligation to advise you of any changes in or any new developments which might affect any matters or opinions set forth herein.

                                   Very truly yours,




                                   Nadeau & Simmons, P.C.

MTT/jet
     cc:  F. Ronald Jenkins, Esq.
     Mark T. Thatcher